UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Rafael Holdings, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

75062E106

(CUSIP Number)

Howard Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 955,027
	8	SHARED VOTING POWER 98,820
	9	SOLE DISPOSITIVE POWER 955,027
	10	SHARED DISPOSITIVE POWER 98,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2018. Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer

This Amendment relates to shares of Class B common stock, $0.01 par value (“Class B Common Stock”) of Rafael Holdings, Inc., a Delaware corporation (the “Company” or “Rafael”).  The Company’s principal executive offices are located at 520 Broad St., Newark, NJ, 07102.

Item 2. Identity and Background

Mr. Howard S. Jonas. 520 Broad St., Newark, NJ 07102. Mr. Jonas is the Executive Chairman and Chairman of the Board of the Company. During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On January 18, 2019, Mr. Jonas purchased 1,254,200 shares of Class B Common Stock from the Company at a price of $6.89 per share.

On June 25, 2019, Mr. Jonas transferred 1,265,804 shares of Class B Common Stock from his direct holdings to the Howard S. Jonas 2017 Annuity Trust.

On August 7, 2019, the Howard S. Jonas 2017 Annuity Trust acquired 1,849,749 shares of Class B Common Stock from the Company at a price of $8.47 per share upon conversion of a $15 million promissory note made by the Company.

On April 6, 2020, the Howard S. Jonas 2017 Annuity Trust transferred 787,163 shares of Class A Common Stock and 4,306,738 shares of Class B Common Stock in substantially equal amounts to eight trusts for the benefit of eight of Mr. Jonas’ children. Mr. Jonas no longer has, or reports, beneficial ownership of the shares held in these trusts, as there is an independent trustee for each trust.

SCHEDULE 13D/A

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended by deleting them in their entirety and substituting the following therefor:

As of the date hereof, Mr. Jonas beneficially owns 1,053,847 shares of the Company’s Class B Common Stock consisting of: (i) 66,490 shares of Class B Common Stock, (ii) 385,640 restricted shares of Class B Common Stock that are scheduled to vest as follows: 33,245 on March 13, 2023, 192,820 shares on June 13, 2023 and 159,575 shares on June 13, 2024, (iii) 98,820 shares of Class B Common Stock owned by The Jonas Foundation; (iv) 778 shares held in a custodial account for the benefit of one of Mr. Jonas’s children (of which Mr. Jonas is the custodian); (v) 2,119 shares held by Mr. Jonas in his IDT Corporation 401(k) plan account as of October 31, 2022; and (vi) currently exercisable options to purchase 500,000 shares.

Mr. Jonas’ beneficial ownership represents approximately 4.2% of the issued and outstanding shares and 1.2% of the combined voting power of the Company’s outstanding capital stock (assuming exercise of the options to purchase 500,000 shares of Class B common stock held by Mr. Jonas), based on 787,163 shares of Class A Common Stock and 23,685,491 shares of Class B Common Stock (excluding treasury shares) issued and outstanding as of December 9, 2022, the date of the most recently filed Form 10-Q.

Mr. Jonas, his wife Deborah Jonas, and the Jonas Foundation each have the shared power to cast or to direct the casting of one-tenth of a vote per share on 98,820 shares of Class B Common Stock held by the Jonas Foundation and have the shared power to dispose or to direct the disposition of such shares. Mr. Jonas is a co-trustee of the Jonas Foundation.

As used herein, the term “beneficially owns” shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Mr. Jonas ceased to be the beneficial owner of more than 5% of the shares of Class B Common Stock on April 6, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

/s/ Howard S. Jonas
Howard S. Jonas

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